NELSON MULLINS RILEY & SCARBOROUGH LLP
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May 1, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric Atallah
Lynn Dicker
Daniel Crawford
Laura Crotty

RE:	Apimeds Pharmaceuticals US, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed April 17, 2025
File No. 333-282324

Ladies and Gentlemen:

On behalf of Apimeds Pharmaceuticals US, Inc. (the “Company”), we are hereby responding to the letter dated April 30, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), regarding the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on April 17, 2025 (the “Post-Effective Amendment No. 1”). In response to the Comment Letter and to update certain information in Post-Effective Amendment No. 1, the Company is filing Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today, which includes revisions made to Post-Effective Amendment No. 1 in response to the Staff’s comments as well as additional changes required to update the disclosure contained in Post-Effective Amendment No. 1. The numbered paragraph below corresponds to the numbered comment in the Comment Letter, and the Staff’s comment is presented in bold italics.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

We have identified material weaknesses in our internal control over financial reporting…,

1.	You state that you are not required to make a formal assessment of the effectiveness of your internal control over financial reporting. However, we note that in your Form 10-K for the fiscal year ended December 31, 2024, you did assess the effectiveness of your internal control over reporting and management concluded that your internal control over financial reporting was not effective. Please revise your risk factor to properly disclose that management did undertake an assessment of internal control over financial reporting as of December 31, 2024, and determined that your internal control was not effective as of December 31, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 13 of the Amended Registration Statement.

California  |  Colorado  |  District of Columbia  |  Florida  |  Georgia  |  Illinois  |  Maryland  |  Massachusetts  |  Minnesota

New York  |  North Carolina  |  Ohio  |  Pennsylvania  |  South Carolina  |  Tennessee  |  Texas  |  Virginia  |  West Virginia

Financial Statements

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Segment Information, page F-9

2.	You disclose on page F-12 that you adopted ASU No. 2023-07 - Segment Reporting (ASC 280) for the fiscal year ended December 31, 2024. Explain how you have complied with the disclosure requirements of FASB ASC paragraphs 280-10-50-20 through 26C and 280-10-55-15D through 15F, and revise as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that has added the required segment information disclosure on page F-9 of the Amended Registration Statement.

*****

If you have any additional questions regarding our response or the Amended Registration Statement, please do not hesitate to contact me at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim